Maui Land & Pineapple Company, Inc.

120 Kane Street

Kahului, Maui, Hawaii, 96732

October 1, 2008

VIA FACSIMILE (202-772-9368) AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Douglas Brown

Re:	Maui Land & Pineapple Company, Inc.
Registration Statement on Form S-3
File No. 333-153203
Responses to U.S. Securities and Exchange Commission Staff (“Staff”) comments made by letter dated September 17, 2008

Dear Mr. Brown:

Set forth below are the responses of Maui Land & Pineapple Company, Inc. (the “Company”) to Staff comments made by letter dated September 17, 2008 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-3 (File No. 333-153203) filed on August 26, 2008, as amended by Amendment No. 1 to the Registration Statement filed concurrently herewith on October 1, 2008 (as amended, the “Registration Statement”).  The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number (s), as applicable, where the responsive information may be found in the Registration Statement, a copy of which is enclosed for your convenience.

General

1.                                       Please describe all material terms and conditions of the convertible notes, including the maturity term, the payable interest, and all rights associated with the notes.

Company Response:  We have revised the prospectus to add a new section entitled “Description of Private Placement and Material Terms of the Notes,” which provides a summary of all material terms and conditions of the convertible notes.  Please see disclosure beginning on page 4 of the prospectus.

2.                                       Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note.

Company Response:  Please see “Description of Private Placement and Material Terms of the Notes – Total Dollar Value of Common Shares Underlying the Convertible Notes” on page 9 of the prospectus for the total dollar value of the shares of common stock underlying the convertible notes that we have registered for resale.

3.                                       Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest, payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Company Response:  Please see “Description of Private Placement and Material Terms of the Notes – Total Potential Payments to Selling Stockholders under the Convertible Notes” on page 10 of the prospectus for tabular disclosure of the dollar amount of each payment in connection with the transaction that we have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Company Response:  Please see “Description of Private Placement and Material Terms of the Notes – Total Potential Payments to Selling Stockholders in the First Year Following the Sale of the Convertible Notes” on page 11 of the prospectus, “Description of Private Placement and Material Terms of the Notes – Net Proceeds from the Sale of the Convertible Notes Assuming No Contingent Payments are Required to be Made by the Company” on page 12 of the prospectus, and “Description of Private Placement and Material Terms of the Notes – Net Proceeds from the Sale of the Convertible Notes Assuming Contingent Payments are Required to be Made by the Company” on page 12 of the prospectus for disclosure of the net proceeds to us from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

4.                                       Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•                  the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•                  the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•                  the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

•                 if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

•                 if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•                  the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•                  the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•                  the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•                  the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Company Response:  Please see “Description of Private Placement and Material Terms of the Notes – Potential Profit from Conversion of the Convertible Notes” on page 11 of the prospectus for tabular and narrative disclosure of the requested information.  As noted in our revised disclosure in the prospectus, because the conversion price of the convertibles notes, $33.50 per share, is greater than the closing sale price of our common stock on the date of closing the Financing, $28.62 per share, there was no conversion discount and the selling shareholders would not realize any profit upon conversion of the notes based upon the market price of our common stock and the conversion price of the convertible notes at the time of closing the Financing.

5.                                       Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•                  the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•                 the market price per share of the underlying securities on the date of the sale of that other security;

•                 the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•                  if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•                  if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•                 the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•                 the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•                 the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•                 the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Company Response:  We hereby confirm that, other than the convertible notes sold in the July 28 private offering, none of the selling shareholders or any affiliates thereof hold any other warrants, options, notes, or other derivative securities of the Company.  Thus, no further disclosure has been included in the prospectus.

6.                                       Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•                  the gross proceeds paid or payable to the issuer in the convertible note transaction;

•                  all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 4;

•                  the resulting net proceeds to the issuer; and

•                  the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 5 and Comment 6.

Company Response:  Please see “Description of Private Placement and Material Terms of the Notes – Net Proceeds from the Sale of the Convertible Notes Assuming Contingent Payments are Required to be Made by the Company” on page 12 of the prospectus for tabular disclosure of the foregoing requested items.  As indicated above, there is no conversion discount with respect to the shares of common stock underlying the convertible notes, and thus you will note that we have omitted any disclosure regarding the combined total possible profit to be realized as a result of any such conversion discounts.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to Comment  4 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment 5 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Company Response:  We have inserted the requested disclosure, expressed as a percentage, on page 13 of the prospectus.

7.                                       Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•                  the date of the transaction;

•                  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•                  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•                  the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•                  the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and, dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•                  the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•                  the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Company Response:  We hereby confirm that, other than the convertible notes sold in the July 28 private offering, none of the selling shareholders or any affiliates thereof have engaged in any prior securities transactions with the Company.  Thus, no further disclosure has been included in the prospectus.

8.                                       Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•                  the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•                  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•                  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders.;

•                  the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•                  the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Company Response: Please see “Description of Private Placement and Material Terms of the Notes – Comparison of Registered Shares to Outstanding Shares” on page 13 of the prospectus for tabular disclosure of the requested information.

9.                                       Please provide us, with a view toward disclosure in the prospectus, with the following information:

•                  whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

Company Response:  We have inserted new disclosure on page 8 of the prospectus indicating that we intend to make all required payments on the convertible notes, and we believe that we have a reasonable basis for our belief that we will have the financial ability to do so.

•                  whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•                  the date on which each such selling shareholder entered into that short position; and

•                  the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Company Response:  We note that in the ordinary course of its business in trading securities positions, the selling shareholders may enter into short sales. However, no such short sales were entered into prior to the public announcement of any private placement pursuant to which the applicable securities were acquired by the selling shareholders and the selling shareholders are aware of and adhere to the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.

Furthermore, we note to the Staff that the securities purchase agreement pursuant to which the convertible notes were issued contained a representation from each of the selling shareholders to the effect that since the time that such selling shareholder was first contacted by the Company or its agents regarding the convertible note financing, neither the selling shareholder nor any affiliate thereof which (x) had knowledge of the transactions contemplated by the securities purchase agreement, (y) had or shared discretion relating to such selling shareholder’s investments or trading or information concerning such selling shareholder’s investments and (z) was subject to such selling shareholder’s review or input concerning such affiliate’s investments or trading (collectively, “Trading Affiliates”) had directly or indirectly, nor had any person acting on behalf of or pursuant to any understanding with such selling shareholder, or Trading Affiliate, effected or agreed to effect any transactions in the securities of the Company, or any transactions involving or relating to securities of the Company, including any derivative securities.  Each selling shareholder also agreed not to, and agreed to cause its Trading Affiliates not to, engage, directly or indirectly, in any transactions in the securities of the Company, or any transactions involving or relating to the Company’s securities, during the period from the date the securities purchase agreement was executed until such time as the transactions contemplated thereby were first publicly announced.

10.                                 Please provide us, with a view toward disclosure in the prospectus, with:

•                  a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•                  copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Company Response: We hereby confirm to the Staff that it is our view that such a description of the relationships and arrangements between and among the parties specified above already is presented in the prospectus and that all agreements between and among those parties are included as exhibits to the registration statement.

11.                                 Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Company Response:  We inserted new disclosure on page 9 of the prospectus regarding the method by which we determined the number of shares we seek to register in connection with the Registration Statement. We also confirm that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.

12.                                 Please indicate, with a view toward disclosure in the prospectus, whether the shares of common stock that are to be registered are a primary or secondary offering.

Company Response:  We confirm that the shares of common stock are to be registered for resale as a secondary offering, and we have included disclosure on page 9 of the prospectus to that effect.

Risk Factors, page 2

13.           We note your reference to risk factors described in your Form 10-K for the year ended December 31, 2007, and the Form 10-Q for the period ended June 30, 2008, and the disclosure under the section entitled “Cautionary Notice Regarding Forward-Looking Statements.” The referenced disclosure does not appear to address the risks associated with the offering and the convertible notes. Please revise your disclosure to discuss in necessary detail, under the appropriate captions, all the material risks relevant to the offering and the convertible notes.

Company Response:  We have revised the disclosure in the “Risk Factors” section of the prospectus to address the risks associated with the offering and the convertible notes, as applicable.  Please see disclosure beginning on page 2 of the prospectus.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (808) 877-3351, or Christopher D. Ivey, the Company’s legal counsel, at (949) 725-4121.

Very truly yours,

MAUI LAND & PINEAPPLE COMPANY, INC.

/s/ Robert I. Webber

Robert I. Webber
Chief Operating Officer, Chief Financial Officer and
Executive Vice President

cc:                                 H. Roger Schwall, Assistant Director, Division of Corporation Finance

David C. Cole, President & CEO, Maui Land & Pineapple Company, Inc.

Adele Sumida, Controller & Secretary, Maui Land & Pineapple Company, Inc.

Christopher D. Ivey, Esq., Stradling Yocca Carlson & Rauth

Joshua A. Lane, Esq., Stradling Yocca Carlson & Rauth